March 16, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Nico Nalbantian

Re:  Acceleration Request for Aeries Technology, Inc. Registration Statement on Form S-3 (File No. 333-294239)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aeries Technology, Inc. (the “Company”) hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m., Washington, D.C. time, on March 18, 2026 or as soon thereafter as is practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Julie Rizzo of K&L Gates LLP, our counsel, at (919) 743-7336. We appreciate your assistance in this matter.

Very truly yours,

Aeries Technology, Inc.

By:	/s/ Daniel S. Webb
Name:	Daniel S. Webb
Title:	Chief Financial Officer